January 12, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:      AUL American Individual Variable Annuity Unit Trust of
                American United Life Insurance Company (R)
             Individual Flexible Premium Deferred Variable Annuity
             File Number:  333-70065

Dear Sir or Madam:

     Attached for filing is a Delaying Amendment to the Registration Statement for the AUL American Individual Variable Annuity Unit Trust for Individual No Load Flexible Premium Deferred Variable Annuity contracts. This Amendment is being filed to effectuate a delay in the effectiveness of the Registration Statement pursuant to Rule 473 under the Securities Act of 1933. The File Number is 333-70065.

     The following language should be added to the Registration Statement to effectuatate this modification:

     "The Registrant amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine."

     Martha Peterson of the SEC Office of Insurance Products notified us that the Registration Statement did not have the proper "delaying amendment" in it. She suggested that we contact Filer Support to determine the proper course of action to rectify the situation. George Young of Filer Support stated that we needed to file Submission Type DEL AM with a letter of explanation, including the actual language requested. This filing is hereby intended to satisfy this requirement.

     No fees are  required in  connection  with this  filing.  Please call me at
(317) 285-1869 with any questions or comments regarding the attached, or any of the related filings.


Cordially,

/s/ John C. Swhear

John C. Swhear
Counsel
American United Life Insurance Company(R)